EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Three Months Ended March 29, 2003
Fixed charges:
Interest expense	$72
Distributions on preferred securities of subsidiary trusts, net of income taxes	6
Estimated interest portion of rents	8
Total fixed charges	$86

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$104
Fixed charges *	80
Adjusted income	$184

Ratio of income to fixed charges	2.14

* Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.